[Letterhead of Reitner Stuart & Moore]	JOHN F. STUART
KENNETH E. MOORE
OF COUNSEL
BARNET REITNER
ASSOCIATE
ANN COLVILLE MURPHY

VIA FACSIMILE AND OVERNIGHT DELIVERY

March 22, 2007

Mr. Chris Windsor, Esq.
Special Counsel
Financial Services Group
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Mid-State Bancshares
Preliminary Proxy Statement
File No. 000-23925
Filed December 18, 2006

Dear Mr. Windsor:

This letter is written in response to your comment letter dated March 19, 2007, concerning the above captioned filing. There was only a single comment in your letter. As discussed with Michael Clampitt, Mid-State is including with this letter only pages from the proxy that were changed in response to the comment. In addition, we detail below the supplemental information you requested in your letter.

Preliminary Proxy
The Merger
Background of the Merger, page 10

1.                Revise the last paragraph on page 11 to provide a basis for Sandler O’Neill’s advice that, “no other company could acquire Mid-State on more favorable terms”. In this regard, supplementally advise the staff as to any work performed by Sandler O’Neill on behalf of the acquirer or any of its affiliates during the last three years.

Response to 1:   We have revised the first paragraph as requested, and enclose page 11 of the proxy statement marked to show such revision against the version of the proxy statement filed on March 14. In addition, Sandler O’Neill informs us that it has performed work for Rabobank, but only in relation to the purchase and/or sale of various fixed income products. Sandler O’Neill did not receive any investment banking fees during this time. As provided by Sandler O’Neill, a breakdown of the fixed income commissions earned by Sandler O’Neill from Rabobank and its various subsidiaries since 2004 is as follows:

2004	- $338,745
2005	- $17,417
2006	- $70,924
2007	- Zero

We believe the revisions to the proxy statement adequately address your comment. In addition, we hope the information concerning Sandler O’Neill’s fees adequately responds to your request for supplemental information. I would be happy to discuss further with you the revision made to the proxy statement or the supplemental information we have given. We appreciate your cooperation in review of changed pages only and look forward to the completion of the Commission’s review of the proxy statement.

Very truly yours,
/s/ Kenneth E. Moore
Kenneth E. Moore
of REITNER, STUART & MOORE
ken@reitnerandstuart.com

KEM:lw

encl.

cc:           James W. Lokey, President & CEO, Mid-State Bancshares (w/out encl.)
Keith Pagnani, Esq. (w/ encl.)
Guillermo Bilbao, Rabobank (w/ encl.)

In April, at the request of Rabobank, Mid-States’ Chairman and CEO and representatives of Sandler O’Neill met with representatives of Rabobank and held further discussions regarding a possible acquisition by Rabobank.  Mid-State again conveyed to Rabobank that it was not actively pursuing a sale of the company and was, in fact, exploring its own acquisition opportunities.

In May, a representative of Rabobank indicated to Mid-State’s Chairman that Rabobank’s board of directors had been consulted and had a high level of interest in pursuing an acquisition of Mid-State.

At the May 17, 2006 meeting of the Mid-State board of directors, the status of Mid-State acquisition prospects was again discussed.  The board was also briefed on the meetings with the Rabobank representatives.  The board also re-visited the subject of the possibility of an unsolicited offer from an acquiror, as well as Mid-State’s competitive position, earnings estimates and stock values.  Following these discussions, the Mid-State board authorized Mid-State management to expand preliminary discussions with Rabobank in order to gauge in greater detail the potential benefits of a possible business combination between the parties.

In June at Rabobank’s request, Mid-State’s Chairman and CEO met with Rabobank representatives in New York.  Mid-State and Rabobank entered into a confidentiality agreement.  Following that meeting, Rabobank proposed an all cash acquisition of Mid-State at $32.00 per share.  The board of directors considered the proposal and instructed its financial advisor, Sandler O’Neill to communicate to Rabobank that the proposal was inadequate.

On July 10, 2006, a special meeting of the board of directors of Mid-State was called to consider a revised cash proposal of $35.00 per share from Rabobank.  The board reiterated that Mid-State continued not to be for sale but concluded a “compelling” proposal would be considered.  On July 11, 2006, Mr. Pruett called representatives of Rabobank and indicated that a cash price of $35.00 was not compelling.

On July 13, 2006, Rabobank responded with a proposal of $36.00 per share in cash.  The board of directors was polled by phone and unanimously agreed that it would not support a proposal at that price.  On July 14th, Rabobank was told that $36.00 per share was not acceptable.

At the Mid-State board meeting on July 19, 2006, the status of a potential transaction with Rabobank was again discussed.  Also discussed were the strategic challenges facing Mid-State, including shrinking margins, increased competition, slower deposit growth, enhanced regulatory burdens, an uncertain economy and its own uncertain expansion plans.

Discussions continued throughout July and concluded with Rabobank putting forth a proposal of $37.00 per share in cash which Mid-State’s board of directors indicated that it was willing to support and recommend to shareholders. The board of directors invited Rabobank to proceed forward with due diligence and authorized the engagement of Mid-State’s financial advisors. Sandler O’Neill was formally engaged on July 24, 2006.

In early August, a special meeting of the board was held with the Company’s financial advisor and counsel in attendance.  At that meeting, Rabobank’s most recent proposal was discussed in detail, including a presentation by Mid-State’s financial advisor.  After deliberation, the board agreed to proceed towards the negotiation of a definitive merger agreement. At that board meeting, Sandler O’Neill discussed other potential acquirors of Mid-State and the likelihood that no other company could acquire Mid-State on more favorable terms. This discussion was based upon an assumed required internal rate of return for the other potential acquirers, publicly available information and other data. Mid-State elected to pursue further negotiations with Rabobank, and not to pursue an active auction or market-check process, in light of Sandler O’Neill’s discussion of other potential acquirors of Mid-State and the likelihood that no other company could acquire Mid-State on more favorable terms, the terms of Rabobank’s proposal, Rabobank’s apparent strong interest in a transaction, Mid-State’s judgment as to the probable success of

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